SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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TEL: (650) 470-4500

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www.skadden.com

April 5, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549-3561

Attn:	Jenifer Gallagher

Karl Hiller

Timothy S. Levenberg

Karina Dorin

Re:	Viking Holdings Ltd
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted March 8, 2024
CIK No. 0001745201

On behalf of our client, Viking Holdings Ltd, a Bermuda exempted company (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 19, 2024 (the “Comment Letter”) with respect to the above-referenced Amendment No. 2 to Draft Registration Statement on Form F-1 confidentially submitted to the Commission on March 8, 2024 (the “Amendment”).

Concurrently with the submission of this letter, the Company is filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system, a Registration Statement on Form F-1 (the “Registration Statement”) in response to the Staff’s comments and to reflect certain other changes.

Securities and Exchange Commission

April 5, 2024

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Registration Statement.

Market and Industry Data, page 6

1.

We note your response to prior comment 1 and reissue it. Please file consents for all commissioned third party reports referenced and summarized in the registration statement pursuant to Rule 436, including the studies by Alter Agents. For reference, see Question 233.02 of Securities Act Rules Compliance and Disclosure Interpretations.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 7, 12, 63, 64, and 67 of the Registration Statement to remove all references to Alter Agents. Additionally, the Company has revised the disclosure on page 7 to (i) clarify statements regarding industry publications, research, studies and surveys; and (ii) remove the characterization of Alter Agents as a leading market research firm. The Company respectfully advises the Staff that, pursuant to Rule 436, no consent is required unless a portion of an expert’s report or opinion is quoted or summarized as such in the registration statement.

* * * * *

Securities and Exchange Commission

April 5, 2024

Please contact me at (650) 470-4540 or gregg.noel@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Gregg A. Noel

cc:	Torstein Hagen, Chief Executive Officer, Viking Holdings Ltd

Leah Talactac, Chief Financial Officer, Viking Holdings Ltd

Allison Becker, General Counsel, Viking Holdings Ltd

Ryan J. Dzierniejko, Skadden, Arps, Slate, Meagher & Flom LLP

Christopher Lueking, Latham & Watkins LLP

Scott Westhoff, Latham & Watkins LLP

Jonathan Sarna, Latham & Watkins LLP